UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-26058

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KFORCE 401(k) RETIREMENT

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KFORCE INC.

1001 EAST PALM AVENUE

TAMPA, FL 33605

KFORCE 401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Administrator of

Kforce 401(k) Retirement Savings Plan

Tampa, Florida

We have audited the accompanying statements of net assets available for benefits of the Kforce 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida

June 24, 2008

KFORCE 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
PARTICIPANT-DIRECTED INVESTMENTS—at fair value (including $879,114 and $931,118 of participant loans, respectively)	$86,928,492	$84,596,293

RECEIVABLES:
Employer contribution	209,859	149,926
Participant contributions	267,649	246,436

Total receivables	477,508	396,362

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	87,406,000	84,992,655
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$87,406,000	$84,992,655

See notes to financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$2,017,090
Interest and dividends	919,385

Net investment income	2,936,475

Contributions:
Participant	12,717,849
Employer	209,859
Rollovers from other qualified plans	1,745,470

Total contributions	14,673,178

Total additions	17,609,653

DEDUCTIONS:
Benefits paid to participants	14,177,027
Other expenses	16,390

Total deductions	14,193,417

NET INCREASE IN NET ASSETS	3,416,236

TRANSFERS OUT OF PLAN	1,002,891

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	84,992,655

End of year	$87,406,000

See notes to financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General—The Kforce 401(k) Retirement Savings Plan (the “Plan”) is sponsored by Kforce Inc. (“Kforce”). The Plan is a defined contribution plan covering substantially all employees of Kforce, except employees of Kforce Government Solutions, Inc. (“KGS”), a subsidiary of Kforce, and those that meet certain exceptions. Prudential Bank & Trust FSB (“Prudential” or the “Trustee”) is the trustee of the Plan and The Prudential Insurance Company of America is the record keeper.

Effective January 1, 2007, the Plan was amended to allow participants who have attained age 50 before the close of the Plan year to make catch-up contributions in accordance with and subject to the limitations provided in the Internal Revenue Code (the “Code”). However, catch-up contributions were permitted by the Plan prior to January 1, 2007 in accordance with and subject to the limitations in the Code. The Plan was also amended to allow Kforce to make matching contributions in cash or Kforce common stock, as determined by Kforce in its sole discretion.

Effective July 2, 2007, participant account balances for employees, and former employees, of KGS were transferred out of the Plan and into the Kforce Government Practice Plan. This amount is classified as “Transfers Out of Plan” in the accompanying statement of changes in net assets available for benefits.

The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility—All employees of Kforce, except employees of KGS, are eligible to participate in the Plan with the exception of the following:

•	Employees who are leased employees under Section 414(n) of the Code,

•	Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan,

•	Employees who are nonresident aliens with no U.S. source earned income,

•	Individuals who are performing service as independent contractors or consultants regardless of whether they are subsequently determined to be common law employees,

•	Employees who are not on the U.S. payroll of Kforce.

Contributions—Participants may contribute up to 75% of their compensation for the year subject to the limitations provided in the Code, which was $15,500 for those under age 50 and $20,500 for those over age 50 for 2007. Kforce matching and other contributions are made at the discretion of the Board of Directors, in cash or Kforce common stock, in amounts not to exceed the maximum permitted as a deductible expense by the Code. Kforce contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who have completed at least 1,000 hours as of the last day of the Plan year, or who have terminated employment because of death or total disability or after reaching age 55. For the year ended December 31, 2007, Kforce made matching contributions equal to 5% of participant contributions for the period to all eligible participants at December 31, 2007.

All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee’s discretion into various investment options. Investment elections may be changed by the employee at any time.

Participant Accounts—Each participant’s account is self-directed and is credited with the participant’s contributions, Kforce’s matching and other contributions, and Plan earnings and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. For those participants that were enrolled in the Plan prior to 2001, a profit-sharing account may be maintained by the Trustee to account for previous years’ profit-sharing contributions. The Plan document has been amended, and as such, profit-sharing contributions are no longer made.

Rollovers—All employees who meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Kforce contributions and earnings vest at 20%, 40%, 60% and 100% after two, three, four and five years of vesting service, respectively. Kforce contributions become 100% vested upon:

•	Normal retirement,

•	Total disability,

•	Death,

•	Completion of five years of vesting service,

•	Plan termination.

In-Service Withdrawals—Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59-1/2,

•	Financial hardship,

•	Withdrawals from profit-sharing account.

Plan Termination—Although it has not expressed any intent to do so, Kforce has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Kforce contributions are automatically invested in the investment options selected by each participant.

Loans—Participants may borrow money from their vested account balance for any reason. The maximum amount available for loans is the lesser of $50,000 reduced by the participant’s highest loan balance outstanding in the 12 months prior to the date of the loan or 50% of the participant’s vested account balance. The minimum amount for a loan is $500.

Loan repayments must have a definite repayment period greater than 12 months but not to exceed five years unless the loan is for the purchase of a principal residence, in which case the repayment period must not exceed 10 years. Prior to the Plan’s amendment in July 2006, the repayment period for loans used for the purchase of a principal residence was 30 years. Participant loans, including interest thereon, are taxable to the participant upon default, as well as subject to applicable excise penalties.

The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable fixed rate of interest, as defined by the Plan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—Upon termination of service, a participant may elect an immediate single-sum payment. Other forms of payments are available as per the terms of the Plan. Withdrawals from the Plan shall be paid to a participant, to the extent possible, in cash or Kforce common stock, as elected by the participant.

At December 31, 2007 and 2006, there were approximately $0 and $92,000, respectively, in distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

Forfeited Accounts—Non-vested balances resulting from Kforce contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.

Forfeited balances will be used first to fund any restorations. If any forfeitures remain unallocated, they shall be used to reduce administrative expenses payable by the Plan, to reduce employer matching contributions, if any, then to reduce employer qualified non-elective contributions, and finally to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. For the year ended December 31, 2007, there was approximately $251,400 in matching contributions which were made out of forfeited funds. The suspense account was maintained in the Guaranteed Income Fund at December 31, 2007 and 2006. Forfeited funds in the suspense account at December 31, 2007 and 2006 were approximately $240,000 and $570,000, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Plan’s self-directed accounts primarily hold shares of mutual funds and common stock. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The units of the pooled separate accounts are stated at fair value, as determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. The fair value of the contract, which approximates contract value at December 31, 2007 and 2006, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued based upon their outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds, mutual funds held in the self-directed accounts and the units of pooled separate accounts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Contributions—Employee contributions are recorded when eligible compensation is paid. Kforce contributions are recorded when authorized.

Payment of Benefits—Benefits are recorded when paid.

Expenses of Plan—Administrative expenses of the Plan are paid by Kforce.

New Accounting Pronouncement—In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, rather it provides guidance on how to perform fair value measurements as required or permitted under other accounting pronouncements. This Statement will be adopted by the Plan effective January 1, 2008. SFAS No. 157 is not currently expected to have a material impact on the Plan’s net assets available for benefits or changes therein.

3.	INVESTMENTS

The following presents the individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006:

	December 31
Description of Investment	2007	2006
Large Cap Value/LSV Asset Management Fund	$16,451,671	$17,821,849
Jennison Small Company Fund	9,850,365	9,860,035
Guaranteed Income Fund (see Note 4)	10,024,195	9,544,222
International Value/LSV Asset Management Fund	9,434,527	10,187,763
Thornburgh International Value Fund	6,023,070	—
Kforce Inc. Common Stock	—	6,752,696
Pimco Total Return Fund	5,587,547	5,467,378
American Funds Growth Fund of America	7,084,510	4,992,190

During the year ended December 31, 2007, the Plan’s investments, including gains and losses on investments purchased, sold, and held during the year, appreciated (depreciated) in value as follows:

Net Realized and Unrealized Appreciation (Depreciation) In Fair Value of Investments
Mutual fund - Jennison Small Company Fund	$933,928
Mutual fund - Pimco Total Return Fund	195,250
Mutual fund - Dryden Stock Index Fund	115,837
Mutual fund - Van Kampen Equity and Income Fund	44,414
Mutual fund - American Funds Growth Fund of America	490,925
Mutual fund - Goldman Sachs Mid-Cap Value Fund	69,618
Mutual fund - Thornburgh International Value Fund	1,009,848
Pooled Separate Account - Large Cap Value/LSV Asset Management Fund	(394,183)
Pooled Separate Account - International Value/LSV Management Fund	332,931
Pooled Separate Account - Small Cap Value/Munder Capital Fund	(255,247)
Pooled Separate Account - Small Cap Growth/Granahan Fund	17,513
Pooled Separate Account - Mid Cap Growth/TimesSquare Fund	156,712
Kforce Inc. Common Stock	(765,049)
Self-Directed Account	64,593

Net Appreciation in Fair Value of Investments	$2,017,090

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). PRIAC maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by PRIAC. At December 31, 2007 and 2006, contract value approximated fair value; therefore, no adjustment was necessary. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 10% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. PRIAC may not terminate the contract at an amount less than contract value.

PRIAC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting.

	2007	2006
Average yields:
Based on annualized earnings (1)	3.55%	3.45%
Based on interest rate credited to participants (2)	3.55%	3.45%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Kforce by a letter dated June 21, 2007, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, Kforce and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds, pooled separate accounts, and an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each investment.

At December 31, 2007 and 2006, the Plan held 445,361 and 554,864 shares, respectively, of common stock of Kforce Inc., the sponsoring employer.

7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

Kforce remitted the January 31, 2008 participant contributions of approximately $171,500 to the trustee on February 22, 2008, which was later than required by Department of Labor (“D.O.L.”) Regulation 2510.3-102. As a result, Kforce will file Form 5330 with the Internal Revenue Service and will pay any excise tax on the transaction in the 2008 Plan year.

In March 2008, Kforce remitted an additional contribution, which represented the amount of investment income that would have been earned by the participants had the contribution been remitted on a timely basis.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

Identity of Party Involved	Description of Investment	Current Value
Kforce Inc.*	Common Stock	$4,342,269

Jennison Small Company Fund*	Mutual Fund	9,850,365
Pimco Total Return Fund	Mutual Fund	5,587,547
Dryden Stock Index Fund	Mutual Fund	3,228,369
Van Kampen Equity and Income Fund	Mutual Fund	3,070,621
American Funds Growth Fund of America	Mutual Fund	7,084,510
Goldman Sachs Mid-Cap Value Fund	Mutual Fund	2,812,299
Thornburgh International Value Fund	Mutual Fund	6,023,070
Large Cap Value/LSV Asset Management Fund*	Pooled Separate Account	16,451,671
International Value/LSV Management Fund*	Pooled Separate Account	9,434,527
Small Cap Value/Munder Capital Fund*	Pooled Separate Account	2,487,737
Small Cap Growth/Granahan Fund*	Pooled Separate Account	1,366,050
Mid Cap Growth/TimesSquare Fund*	Pooled Separate Account	2,311,541
Guaranteed Income Fund*	Unallocated insurance contract	10,024,195

Various Participants*	Participant loans (maturing 2008 – 2036 at interest rates ranging from 5.00% to 9.25%)	879,114

Self-Directed Account	Mutual Funds and Common Stock	1,974,607

		$86,928,492

*	Indicates a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce 401(k) Retirement Savings Plan

June 24, 2008	/s/ Joseph J. Liberatore
Joseph J. Liberatore
Plan Administrator and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm